Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2010

	Three Months Ended		Six Months Ended
	March 31		March 31
	2010	2009	2010	2009
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$185,007	$189,449	$336,626	$313,351
Add:
Portion of rents representative of the interest factor	1,856	1,711	3,953	3,482
Interest on debt & amortization of debt expense	39,582	35,533	78,290	74,524

Income as adjusted	$226,445	$226,693	$418,869	$391,357

Fixed charges:
Interest on debt & amortization of debt expense (1)	$39,582	$35,533	$78,290	$74,524
Capitalized interest (2)	357	853	1,788	1,571
Rents	5,567	5,133	11,857	10,445
Portion of rents representative of the interest factor (3)	1,856	1,711	3,953	3,482

Fixed charges (1)+(2)+(3)	$41,795	$38,097	$84,031	$79,577

Ratio of earnings to fixed charges	5.42	5.95	4.98	4.92